July 2, 2025

James McCabe
Chief Financial Officer
TRIUMPH GROUP INC
555 E Lancaster Avenue , Suite 400
Radnor , Pennsylvania 19087

       Re: TRIUMPH GROUP INC
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Filed May 28, 2025
           File No. 001-12235
Dear James McCabe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2025
Notes to Consolidated Financial Statements
Note 20. Segments, page 81

1. We note your disclosure on page 81 that your CODM uses Adjusted EBITDAP as a primary measure of segment profitability to evaluate the segment performance and allocate resources. Please revise your future filings to more fully explain how the
       CODM uses the reported measure of segment profit or loss. Refer to ASC 280-10-50-
       29(f) and 47(bb).
2. We note your disclosure on page 83 that other segment items include items such as cost of goods sold and selling, general and administrative expenses. Please tell us how you considered disclosing the amounts and providing qualitative description of all the significant components of other segment items in accordance with paragraph ASC
       280-10-50-26B and 26C.
 July 2, 2025
Page 2
3. We note your reconciliation of the segment SG&A to the consolidated SG&A on pages 84 and 85. Please revise your future filings to separately identify and describe all significant reconciling items. Refer to ASC 280-10-50-32.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing